FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:  Name and Address of Company

LUNDIN MINING CORPORATION (the "Company" or "Lundin Mining")
2101 - 885 West Georgia Street
Vancouver, B.C. V6C 3E8
Telephone: (604) 689-7842

Item 2:  Date of Material Change

March 3, 2005

Item 3:  News Release

The news release was disseminated on March 3, 2005 through the facilities of the Canadian Corporate News and subsequently filed on SEDAR.

Item 4:  Summary of Material Change

Lundin Mining Corporation and ARCON International Resources P.l.c. announce intention to Merge.

Item 5:  Full Description of Material Change

Lundin Mining Corporation ("Lundin Mining") and ARCON International Resources P.l.c. ("ARCON") announce intention to Merge.

Highlights of the Intended Merger Transaction

· Combination will create a diversified European base metals producer with aggregate annual zinc production of approximately 152,000 tonnes and lead production of approximately 46,000 tonnes (each based on year ended December 31, 2004), as well as copper and silver production and a substantial exploration portfolio

· Enlarged group expected to have combined pro-forma liquid investments of approximately US$45 million

· Enlarged group's ability to commit resources for, investment in, and exploration around, the Galmoy mine makes it possible to seek to further enhance operational efficiencies and expand mine life

· Anticipated improved trading liquidity for shareholders

The Board of Lundin Mining and the Board of ARCON announce that agreement in principle has been reached on the terms of a merger of the companies which the Board of ARCON anticipate they will recommend. To effect the proposed merger, Lundin Mining would make an offer, subject to an 80% minimum acceptance condition, for the entire issued share capital of ARCON in exchange for US$63 million cash, currently equivalent to approximately €0.276 per ARCON Ordinary Share, and 5.6 million shares in Lundin Mining, currently equivalent to approximately €0.262 per ARCON Ordinary Share (each based on the exchange rates referred to below). Based on the current issued share capital of both companies (undiluted) this would result in ARCON shareholders having an aggregate interest in Lundin Mining following the merger of approximately 14%. Lundin Mining anticipates making the offer as soon as practicable.

Sir Anthony O'Reilly, the principal shareholder in ARCON, has advised that an offer on these terms would be acceptable to him.

For the purposes of this announcement, the Board of ARCON is comprised of all Directors of ARCON other than Mr. Tony O'Reilly Jnr, the current Chairman of ARCON, who is expected to be appointed to the Board of Lundin Mining following completion of the merger.

The value of the proposed offer is US$122.7 million, equivalent to approximately €93.6 million (based on a 1.3101 US$/€ exchange rate, a 1.2431 C$/US$ exchange rate and the share price of Lundin Mining on March 2, 2005 (being the latest business day prior to this announcement)) and equating to €0.538 per ARCON Ordinary Share. While this represents a discount to the last dealt price per ARCON Ordinary Share on the Irish Stock Exchange on March 2, 2005 (being the latest business day prior to this announcement), the Board of ARCON recognise that the current ARCON share price follows a short period of strong share price appreciation, with limited liquidity. Relative to the average closing price per ARCON Ordinary Share over the twelve, six and three month periods prior to this announcement, the offer price represents premia of approximately 32%, 35% and 30% respectively.

The Board of ARCON anticipate that they will recommend this offer, once formally made at this level, having regard particularly to the opportunity represented by the share element of the offer consideration which provides ARCON shareholders with the opportunity to retain an interest in ARCON's exploration prospects around the Galmoy mine, while also participating in the exploration and production diversification, and improved cash flows of the combined group. Such a decision is based on the Board's belief that the combination of Galmoy with Lundin Mining's interests would not only maintain the ability of ARCON shareholders to capitalise on the prevailing high commodity price environment, but would also expose ARCON shareholders to a broader asset portfolio and a group with a strong balance sheet for future growth. The improved cash flows and cash resources of the combined group will make it possible to further develop the Galmoy mine by investing in operations, production and exploration, thereby exploiting the mine's full potential.

Lundin Mining, which is listed on the Toronto Stock Exchange and on the O-list at Stockholmsbörsen (the Stockholm Stock Exchange), is a Canadian mining and exploration company with a primary focus in Europe. As at December 31, 2004, the company had cash of approximately C$105 million (US$85 million) and investments with a market value approaching US$30 million. The principal asset of the company is the Zinkgruvan mine in Sweden. The mine has been producing zinc, lead and silver on a continuous basis since 1857, and currently has an estimated 11-year reserve life with additional resources that could support mining for a further 8 years. Lundin Mining also holds approximately 74% of the shares of North Atlantic Natural Resources (NAN), a mining and exploration company listed on the Stockholmsbörsen O-list. NAN's primary asset is the Storliden copper and zinc mine in Northern Sweden. A public offer has been made for the remaining shares of NAN by Lundin Mining, and is expected to close March 4, 2005. For the year ended December 31, 2004, the Zinkgruvan mine produced approximately 61,547 tonnes of zinc at cash costs of approximately US$0.23/lb of zinc, while Storliden produced 22,348 tonnes of zinc at cash costs of approximately US$0.11/lb zinc (both net of by-product credits). Lundin Mining also holds a large copper/gold exploration project in the Norbotten Mining District in northern Sweden. In December 2004, Lundin Mining entered into an agreement with Silver Wheaton Corporation, whereby Lundin Mining agreed to sell all of its silver production from Zinkgruvan to Silver Wheaton Corporation for an upfront cash payment of US$50 million, in addition to 6 million (post-consolidation) Silver Wheaton shares (ticker symbol: SLW on the TSX), and 30 million Silver Wheaton warrants (ticker symbol: SLW-W on the TSX), plus an ongoing payment of US$3.90 per ounce of silver produced.

ARCON is an Irish mining and exploration company that is listed on the main markets of the Irish Stock Exchange and of the London Stock Exchange. The main asset of the company is the Galmoy mine located in Kilkenny County, Ireland, which, following the discovery of the "R" zone in 2003, has been recently extended by the grant of State Mining Licence No. 8 in respect of part of the "R" zone. Royalty terms agreed with the Irish Government's

Department of Communications, Marine and Natural Resources on SML 8, all existing licences and any further new 2005 licences are 1.25% of revenue for the period from March 24, 2001 to June 30, 2006 and 1.75% thereafter until cessation of production. The Galmoy mine, for the year ended December 31, 2004, produced approximately 69,000 tonnes of zinc and approximately 15,000 tonnes of lead.

The making of the offer is subject to certain conditions including the provision of an undertaking by Sir Anthony O'Reilly to accept the offer, the obtaining of all requisite regulatory body approvals and the execution of an agreement between Lundin Mining and ARCON in regard to the conduct of the proposed merger.

There can be no certainty that an offer will be made, and, if an offer is made, there can be no certainty as to the terms and conditions of that possible offer.

An independent committee of the Board of ARCON will be established for the purposes of considering the offer, if and, when it is made. Davy Corporate Finance Limited have been appointed to provide independent financial advice with respect to the offer, if and when it is made.

Lundin Mining have appointed Macquarie Bank Limited to provide advice in relation to the offer.

Item 6:    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:     Omitted Information

Not applicable.

Item 8:     Executive Officer

Edward F. Posey
President
Tel: (604) 689-7842

Dated at Vancouver, British Columbia, this 29th day of March, 2005.

LUNDIN MINING CORPORATION

By:	"Jean R. Florendo" (signed)
Jean R. Florendo, Corporate Secretary